SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES 3 NEW SCOTTISH ROUTES TO DUBLIN & LONDON

EDINBURGH-LONDON, GLASGOW-LONDON & GLASGOW-DUBLIN 3 TIMES DAILY

NEW GLASGOW INTL BASE & OVER 3M CUSTOMERS FOR SCOTLAND

Ryanair, Europe's favourite airline, today (3 July) announced significant growth for Scotland with 3 new routes between Edinburgh and London, Glasgow and London and Glasgow and Dublin (three times daily), as well as a new base at Glasgow International (Ryanair's 69th in total), which will deliver over 3m customers, as Ryanair invests over $450m in Scotland.

Ryanair's existing once daily flight from Glasgow Prestwick to Dublin will now switch to Glasgow Intl as part of an expanded 3 times daily business service between Glasgow and Dublin. Despite this switch Ryanair remains committed to its long standing base at Prestwick where the airline has a major maintenance facility and is currently in discussions with Glasgow Prestwick and the Scottish Government, its new owners, to explore growth opportunities to/from Prestwick.

From October 2014, Ryanair will deliver:

  Edinburgh:
  3 based aircraft
  1 new business route to/from London Stansted (3 times daily)
  16 winter routes in total
  79 weekly return flights
  Over 1.8m customers p.a.

  Glasgow International:
  New base (3rd in Scotland)
  1 based aircraft
  2 new business routes to/from Dublin and London Stansted (3 times daily)
  7 winter routes in total (to/from Bydgoszcz, Derry, Riga, Warsaw Modlin & Wroclaw)
  55 weekly return flights
  Over 850,000 customers p.a.

  Glasgow Prestwick
  1 based aircraft
  7 winter routes in total (to/from Alicante, Barcelona Girona, Gran Canaria, Fuerteventura, Lanzarote, Malaga & Tenerife)
  13 weekly return flights
  Over 500,000 customers p.a.

Ryanair celebrated its Scottish growth and 3 new business routes by releasing 100,000 seats for sale across its European network, at prices from £19.99 for travel in August, September and October. These low fare seats are available for booking until midnight Monday (7 July). Ryanair's new Scottish routes go on sale on the Ryanair.com website tomorrow at fares from just £19.99, which are almost half of BA's and 40% cheaper than Easyjet's.

In Edinburgh today, Ryanair's Chief Commercial Officer, David O'Brien said:

"Ryanair is pleased to launch three new Scottish routes, between Edinburgh and London, Glasgow and London, and Glasgow and Dublin, starting this October, with three daily return flights on each route at fares starting from just £19.99, which are half of BA's fares and 40% cheaper than Easyjet's, in response to strong demand for Ryanair's low fares from Scottish consumers and business customers, and increased competition between Scottish airports. Ryanair will also open a new base at Glasgow International this winter, with 7 new routes and will deliver more than 500,000 new customers through Scottish airports this year.

Scottish consumers already choose Ryanair for our low fares, industry leading customer service and great route choice. Now they can also book their flights on our improved website, carry a free small 2nd carry-on bag, enjoy allocated seats, avail of our recently announced new Family Extra service, and use their personal electronic devices at all stages of their flight, making Ryanair the ideal choice for families and friends. We also have a new app and business product coming soon, as Ryanair continues to deliver so much more than just the lowest fares.

However, Scotland cannot fulfil its true tourism potential until Air Passenger Duty is removed and we would urge Scotland to follow the example of Ireland, where Ryanair has launched 21 new routes and will deliver over 1.2m new customers this year, in response to the Irish Government's welcome decision to scrap APD. Regardless of the outcome of the referendum, Scotland cannot unlock its full potential until APD is repealed."

SCOTLAND - LONDON FARES	Starts	Frequency	Ryanair	Easyjet	BA
Edinburgh - London	26 Oct	3 x daily	£19.99	£32.99	£39.00
Glasgow - London	26 Oct	3 x daily	£19.99	£32.99	£39.00

GLASGOW - DUBLIN FARES	Starts	Frequency	Ryanair	Aer Lingus
Glasgow - Dublin	26 Oct	3 x daily	£19.99	£29.99

*ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m customers

ENDS

For further information
please contact:
Robin Kiely                                                      Joe Carmody
Ryanair Ltd                                                      Edelman Ireland
Tel: +353-1-9451212                                     Tel: +353-1-6789333
press@ryanair.com                                        ryanair@edelman.com

Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 July, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary